Exhibit 21.1

Subsidiaries of

Duke Energy Progress, LLC

Name of Subsidiary	Jurisdiction of Formation
Duke Energy Progress Receivables LLC	Delaware

Duke Energy Progress NC Storm Funding LLC	Delaware

Duke Energy Progress SC Storm Funding LLC	Delaware